SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2005

Enel Società per Azioni

Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

—	Press Release dated March 30, 2005;
—	Press Release dated March 31, 2005;
—	Press Release dated March 31, 2005;
—	Analyst Presentation dated March 31, 2005 – 2004 Results

Press Release

This announcement (and the information contained herein) is not for publication or distribution in the
United States of America, Australia, Canada or Japan

ENEL LAUNCHES SALE OF 13.86% OF TERNA SUBSIDIARY THROUGH ACCELERATED BOOKBUILDING PROCEDURE FOR ITALIAN AND INTERNATIONAL INSTITUTIONAL INVESTORS

Rome, March 30, 2005 - Enel S.p.A. (Enel) announces that after today’s Italian Stock Exchange closing it began the disposal of a maximum of 277,162,000 ordinary shares, equal to 13.86% of share capital, of its subsidiary Terna S.p.A. (Terna) through an accelerated bookbuilding procedure.

On the basis of the consolidated figures approved by its Board of Directors on February 15, 2005, in 2004 Terna posted revenues of 1,023 million euro, EBITDA of 683 million euro, EBIT of 512 million euro and net income of 236 million euro.

The transaction involves an accelerated placement with Italian and international institutional investors.

For the placement, Enel has engaged Mediobanca and Goldman Sachs International as bookrunners. They also acted as global coordinators for Terna’s IPO in June 2004 and as advisors to Enel in the disposal of up to 30% of Terna to Cassa Depositi e Prestiti now under way.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The ordinary shares of Terna have not been, and will not be, registered under the Securities Act, and may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offering of Terna’s shares in the United States or in any other jurisdiction.

Press Release

ENEL: THE BOARD OF DIRECTORS APPROVES 2004 RESULTS

Revenues 36,489 million euro (31,317 million euro in 2003, +16.5%)
EBITDA 11,010 million euro (9,841 million euro in 2003, +11.9%)
EBIT 6,325 million euro (4,732 million euro in 2003, +33.7%)
Net income 3,419 million euro (2,509 million euro in 2003, +36.3%)
Proposed dividend of 0.36 euro per share (to be added to 0.33 euro already paid out as interim dividend in November 2004)
Stock option plan for 2005 approved

Rome, March 31, 2005 – The Board of Directors of Enel S.p.A., chaired by Piero Gnudi, yesterday evening approved the Group’s results for 2004.

Consolidated financial highlights (millions of euro):

	2004	2003	Change
Revenues	36,489	31,317	+16.5%
EBITDA	11,010	9,841	+11.9%
EBIT	6,325	4,732	+33.7%
Net income	3,419	2,509	+36.3%
Net financial debt at December 31, 2004	24,296	24,174	+0.5%

Key developments

•	December 2004: Preliminary agreement for Enel’s disposal of the electricity grid in the province of Trento to SET; disposal of the entire holding in Enel.Hydro to Compagnie Generale des Eaux

•	February 2005: Signing of contract for the acquisition of 66% of Slovenske Elektrarne (approx. 7,000 MW); Terna acquires dispatching and grid planning and development activities from GRTN

•	March 2005: Memorandum of understanding for Enel’s disposal of up to 30% of Terna to Cassa Depositi e Prestiti; 1 billion euro bonds underwritten by Italian retail investors; the

Ministry of Economy announces global offering of up to 10% of Enel by end of September 2005.

Dividends

•	Proposed 0.36 euro per share as final dividend for 2004 (to be added to 0.33 euro already paid out as interim dividend in November 2004).

•	A further dividend of 0.16-0.18 euro per share expected by the second half of 2005 related to capital gains from a further disposal of Terna’s shareholding.

•	A dividend of more than 0.36 euro per share on 2005 results fully supported by ordinary income expected.

Paolo Scaroni, Chief Executive, said: “In 2004 we reached all the goals we set out in our strategy announced in September 2002. Enel is now entirely focused on the electricity and gas business and we have met or exceeded all the efficiency targets we set. Looking forwards, our strategy will be about delivering further efficiencies and growth. We expect to generate over 20 billion Euro of free cash flow from our businesses over the next five years and this will underpin our commitment to returning substantial and sustainable dividends to our shareholders and our ongoing investment programme”.

OUTLOOK

The initiatives undertaken in the various business areas form the basis for further growth in net ordinary income in 2005. Enel has established the platform for the next phase of its development, where the Group will drive further efficiencies and profitable growth from its business.

Targets for 2005-2009 plan

•	Capex: approximately 20 billion euro over the five year period.

•	Over 20 billion euro in free cash flow after investments for dividends and/or acquisitions.

•	Maintain a “strong A” credit rating.

•	Over 11% of ROACE in the 2005-2006 period.

2004 consolidated results

Revenues amounted to 36,489 million euro in 2004, an increase of 16.5% on 2003 (31,317 million euro). Much of the rise is attributable to an accounting change: with the creation on April 1, 2004 of the Italian Power Exchange and the start of full operations by the Single Buyer, sales and purchases of electricity that were formerly carried out within the Group, starting from that date are now carried out as transactions with third parties, which increase both revenues and costs.

EBITDA came to 11,010 million euro, compared with 9,841 million euro in 2003 (+11.9%). The Generation and Energy Management division showed a rise of 136 million euro (+3.5%). The Networks and Sales divisions posted an increase of 151 million euro (+4.1%). Terna expanded by 62 million euro (+10%). Ebitda from Telecommunications also increased (+544 million euro) as well as the Parent company (+473 million euro). Services and Other Activities recorded a decrease of 183 million euro for the reduction of the scope of activity.

EBIT totalled 6,325 million euro, an increase of 1,593 million euro or 33.7% on 2003.

Net extraordinary income amounted to 298 million euro in 2004, compared with net extraordinary expense of 136 million euro the previous year.

Group net income totalled 3,419 million euro, an increase of 910 million euro or 36.3% on 2003. Group net income excluding extraordinary and non-recurring items increased to 1,829 million euro, compared to 1,090 million euro a year earlier.

The consolidated balance sheet as of December 31, 2004 shows total shareholders’ equity of 21,691 million euro (21,315 million euro at end-2003) and net financial debt of 24,296 million euro (24,174 million euro a year earlier). The debt-equity ratio at the end of 2004 was 1.12, compared to 1.13 at end-2003.

Cash generated by current operating activities amounted to 5,392 million euro in 2004, a decrease of 1,781 million euro on the previous year, mainly due to higher tax payments.

Capital expenditure on tangible and intangible assets came to 3,834 million euro in 2004, a decline of 3.4% on 2003. Most of the decrease is attributable to the completion of two very-high- voltage transmission lines in Brazil.

Group employees at the end of 2004 numbered 61,898, down 2,872 on the previous year. The change in the scope of activity (disposals of Aimeri and New Real and the acquisition of gas companies) produced a reduction of 914 employees, while retirements net of new hires totalled 1,958.

Attached the analysis of results and targets by Division.

SHAREHOLDERS’ MEETING AND DIVIDENDS

The Board of Directors will recommend that the Shareholders’ Meeting convened for May 25 at first call and May 26, 2005 at second call approve the payment of a final dividend for 2004 of 0.36 euro per share. The Board, as already disclosed to the market, has proposed June 20 as the ex-dividend date and June 23, 2005 as the final dividend payment date.

It should also be noted that the Board of Directors on September 9, 2004 approved the distribution to shareholders of an interim dividend for 2004 of 0.33 euro per share paid on November 25, 2004 with November 22 as the ex-dividend date.

The Board of Directors is also expected to pay an additional dividend in the second half of 2005 (that should be between 0.16-0.18 euro per share) following the capital gain deriving from the disposal of a further shareholding in Terna.

The Shareholders’ Meeting has also been called to elect the Board of Directors and engage the external auditors for the 2005, 2006 and 2007 financial years. The Board will recommend that shareholders confirm the engagement of KPMG S.p.A.

Since the Chairman of the Board of Statutory Auditors, Prof. Angelo Provasoli, has resigned his position as from the approval of the Enel financial statements for 2004 owing to the considerable commitments entailed by his recent appointment as Rector of Bocconi University, the Shareholders’ Meeting will also be called upon to appoint a new member of the Board of Statutory Auditors.

The Board may add items to the agenda following the discussion at its next meeting.

ENEL APPROVES 2005 STOCK OPTION PLAN

The Board of Directors also approved today the stock option plan for 2005 and the regulations for its implementation.

The Shareholders will be requested to delegate the power to increase the Enel’s share capital in connection with this plan at the meeting called today. The agenda of the Shareholders’ meeting will be amended accordingly in the next meeting of the Board of Directors.

According to the present plan, executives selected by the Board of Directors are assigned options regarding the subscription of a corresponding number of newly issued Enel ordinary shares. In particular, the Board of Directors resolved today the allotment of an overall number of 28,757,000 options for the benefit of 448 executives of the Enel Group, including Enel’s Chief Executive Officer in his capacity as General Manager.

The exercise of the options is subject to the achievement of the performance targets set by the Board of Directors. More specifically, the plan provides that all the allotted options become exercisable if, in 2005, the consolidated EBITDA exceeds the target indicated by the budget and the performance of Enel shares on the Italian stock market is higher — according to calculation criteria indicated by the plan’s regulations – than that of a specific reference index (50% MIBTEL and 50% FTSE Eurotop 300 Electricity). In the event that even one of the aforesaid objectives is not met, all the allotted options automatically expire.

The plan states that the options — if the aforesaid conditions for their exercise shall be met — may be exercised as follows: 15% from 2006, 15% from 2007, a further 30% from 2008 and the remaining 40% from 2009; in any case, the options cannot be exercised after December 31, 2010.

The strike price has been set at 7.273 euro, i.e. as the arithmetical average of the reference prices of Enel shares on the Italian stock market for the period from February 28 to March 30, 2005, in compliance with the relevant tax regulations.

The Board of Directors, exercising the proxy granted by the Shareholders’ Meeting held on May 21, 2004, resolved a capital increase up to a maximum of approximately 38.5 million euro to serve the exercise of the options allotted to Group executives with the 2004 Stock Option Plan, having verified the fulfillment of the related exercise conditions.

BOND ISSUES AND MATURING BONDS

In 2004 Enel S.p.A. carried out four bond issues, of which two public issues for institutional investors were conducted as part of the Medium Term Notes Programme involving a maximum of 10.0 billion euro, and two private placements totalling approximately 1,597.0 million euro.

Taking in consideration the size of such bond issues, it should be noted that:

•	on May 20, 2004 Enel issued a fixed-rate public bond for institutional investors amounting to 750 million euro maturing May 20, 2011;

•	on May 20, 2004 Enel issued a fixed-rate public bond with institutional investors of 750 million euro maturing May 20, 2024.

Terna conducted two public issues with institutional investors in 2004, raising a total of 1,400 million euro.

Specifically:

•	on October 28, 2004 Terna issued a fixed-rate bond totalling 600 million euro maturing October 28, 2014;

•	on the same date the company issued another fixed-rate bond amounting to 800 million euro maturing October 28, 2024.

Between January 1, 2005 and June 30, 2006 bonds totalling about 862.7 million euro, all issued by Enel S.p.A., are scheduled to mature.

Taking in consideration the size of such maturing bonds, it should be noted that:

•	on December 12, 2005 a fixed-rate bond of 750 million euro will mature.

IMPACT OF NEW ACCOUNTING STANDARDS

In 2004 Enel initiated a multidisciplinary project to analyse the quantitative and qualitative impact of the adoption of International Financial Reporting Standards (IFRS/IAS).

The transition process has required the adjustment of information systems and the development of appropriate IT support for the change. The preliminary impact of First Time Adoption and the Restatement of the income statement for 2004 has been assessed.

The main qualitative impacts regard:

•	the rule according to which goodwill is not amortized and its retrieval must be assessed at least annually to identify a possible impairment (impairment test);

•	the use of actuarial calculations to value employee termination indemnities and other personnel compensation upon retirement;

•	the more restrictive determination of provisions for risks and charges, with the discounting of costs expected to be incurred when the financial effect over time is significant;

•	the fair value approach in the valuation of derivative instruments;

•	the non-depreciation of land on which buildings are located;

•	a more restrictive interpretation of the requirements for the outright securitisation of receivables, which in the context of securitisations gives rise to the re-recording of the receivables and a corresponding increase in financial debt;

•	the intangible assets cannot be recognized as assets.

According to first evaluations, still to be audited, new accounting principles could imply in 2004 a growth of about 500 million euro in the consolidated net income and a negative adjustment on the consolidated shareholders’ equity for approximately 1,300 million euro.

The engagement of KPMG S.p.A. to check the assessment conducted is now being formalised.

The Enel Group will announce consolidated figures prepared in accordance with the new accounting standards as from the first quarterly report for 2005.

***

The 2004 results will be presented to financial analysts and institutional investors at 10.00 a.m. at the Enel auditorium, Viale Regina Margherita 125, Rome. This will be followed by a press conference. The event will be transmitted in real time on Enel’s website www.enel.it.

Once the presentation has begun, support material will be available on the same website in the Investor Relations section. The Consolidated Income Statement, the Balance Sheet and the Statement of Cash Flow and the same statements for the Parent company, Enel S.p.A., follow. These tables and related notes (the parts regarding 2004) have been delivered to the Board of Statutory Auditors and the External Auditors for their evaluation.

***

ENEL SPA’S 2004 RESULTS

Enel S.p.A. is the holding company for the Enel Group, setting strategic objectives for Group companies and coordinating their activities.

Results (millions of euro):

	2004	2003	Change
Revenues	1,614	1,143	+41.2%
EBIT	651	227	+186.8%
Equity income	53	441	-88%
Net extraordinary income	7,696	432	—
Net income	7,985	607	—

In 2004, Enel S.p.A. posted revenues of 1,614 million euro (1,143 million euro in 2003). The company’s electricity sales under long-term import contracts came to 767 million euro, a decline of 98 million euro on 2003 (-11.3%), owing to a reduction of 6.5% in volumes imported and a fall of 5.2% in the unit sale price.

The overall increase in revenues is essentially attributable to the reimbursement of stranded costs associated with the import of liquefied natural gas from Nigeria between 2000 and 2003 (555 million euro). With operating costs in line with those for 2003, the increase in revenues had a positive impact on EBIT.

Equity income is the net result of dividends distributed by subsidiaries on 2003 income amounting to 1,883 million euro and write-downs of equity investments of 1,830 million euro, mainly attributable to the losses recorded in the subsidiary Enel Investment Holding B.V.

Net extraordinary income amounted to 7,696 million euro (432 million euro in 2003) and regarded:

•	the capital gains on the disposals – carried out as part of the reorganisation of the Group structure — of the holding in Enel Green Power to Enel Produzione (3,387 million euro), of the holdings in the gas sector to Enel Distribuzione (601 million euro) and the holding in Enel.Net to Wind (296 million euro);

•	the capital gain on the IPO of 50% of Terna (1,249 million euro);

•	the net positive impact related to the effects of the reversal of tax-related entries in application of the new provisions of company and tax law (2,241 million euro).

Net income came to 7,985 million euro, compared to 607 million euro in 2003. The difference is attributable to the improvement in the operating income, the capital gains from the disposal of equity investments, the increase in dividends from subsidiaries and the net positive impact described above.

Net financial debt as of December 31, 2004 amounted to 1,282 million euro, compared to 6,946 million euro at end of 2003. The pronounced reduction, which totalled 5,664 million euro, is largely due to the repayment of 1,700 million euro in share capital by Terna and Enel Facility Management and the disposal of equity investments.

Shareholders’ equity at the end of 2004 came to 16,014 million euro (11,997 million euro a year earlier). The increase of 4,017 million euro is the difference between dividend payments (2,195 million euro in respect of dividends on 2003 income and 2,014 million euro in interim dividend on 2004 income) and net income for the year.

***

OPERATING REVIEW

Generation & Energy Management Division

Results (million euro):

	2004	2003	Change %
Revenues	12,982	12,607	+3%
EBITDA	3,999	3,863	+3.5%
EBIT	2,698	2,457	+9.8%
Capital Expenditure	857	853	+0.5%

Operating performance on the domestic market

The generation and energy management division posted revenues of 12,397 million euro, a growth of 286 million euro (+2.4%) compared to the same period in 2003.

Non-recurring revenues in 2004 were 513 million euro and related to the reimbursement from non-recovered generation costs for the 2000-2003 period.

Ebitda was 3,761 million euro, an increase of 109 million euro (+3.0%) with respect to 3,652 million euro in 2003.

Ebit stood at 2,639 million euro from 2,388 million euro in 2003, a growth of 251 million euro (+10.5%) and benefiting from lower depreciation, amortization and accruals (142 million euro).

Net power generation in 2004 came to 125.9 billion kWh, a decrease of 8.7% on output in 2003. Thermal generation decreased by 13.9%, while hydro expanded by 10.2% owing to better water supply. Generation from other sources tripled thanks to the contribution of new wind plants.

Enel reduced production from fuel oil by 25.4% and increased that from coal by 13.8%. Natural gas generation from simple-cycle plants also decreased (by 16.9%).

International operations

In 2004 international operations of the generation and energy management division totalled revenues of 623 million euro, a 105 million euro increase on 2003. In 2004 the overall net power generation produced abroad amounted to 12,362 million kWh compared to 10,721 million kWh a year earlier.

Ebitda, from the division international operations, reached 238 million euro, 27 million euro growth with respect to the same figure in 2003.

Ebit stood at 59 million euro registering a 10 million euro reduction compared to 2003.

Targets

By 2009 Enel’s goal is to reduce generation from fuel oil virtually to zero, producing about 50% of electricity from coal, 30% from renewables and the remaining 20% from gas combined-cycle plants. Once the reconversion programme is completed in 2009, Enel fuel costs is expected to be 30% lower that those of the new entrants.

Enel is already a world leader in the renewables sector and intends to expand its position further with capital expenditure of 1.1 billion euro in Italy and 600 million euro abroad in the five years from 2005 to 2009. In geothermal, Enel is the world leader with nearly a century of experience in the field. Enel will continue to invest in Italy and seize all opportunities that should arise abroad, especially in countries in North and South America where Enel is already present.

*****

Networks and Sales Divisions

Results (million euro):

	2004	2003	Change
Revenues	19,466	20,433	-4.7%
EBITDA	3,841	3,690	+4.1%
EBIT	2,930	2,374	+23.4%
Capital expenditure	1,711	1,764	-3%

Operating performance

Electricity on the domestic market

Revenues in the Networks and Sales divisions deriving from the electricity business totalled 17,619 million euro, a decrease of 1,054 million euro (-5.6%) with respect to 2003.

Ebitda stood at 3,512 million euro, up 158 million euro (+4.7%) compared to 3,354 million euro reported in 2003.

Ebit reached 2,724 million euro, up 543 million euro (+24.9%) compared to 2003.

Electricity international operations

In 2004 revenues from the electricity distribution activities in Spain were 433 million euro, up 47 million euro (+12.2%) compared to the same figure in 2003.

Ebitda was 63 million euro, in line with the figure posted in 2003 (down 1 million euro).

Ebit reached 31 million euro, up 1 million euro from the same figure recorded in 2003.

Gas

In 2004 revenues in the gas sector amounted to 1,421 million euro compared to 1,374 million euro posted in 2003 (+3.4%). Volumes reached 5,186 million cubic metres in 2004 (+16.7%) compared to 4,445 million cubic metres in 2003. As of December 31, 2004 Enel Gas customers reached 1,966,000 nationwide (11% market share).

In 2004 Ebitda stood at 266 million euro compared to 272 million euro of 2003.

Ebit was 130 million euro, up 12 million euro (+10.2%) compared to the previous year, mainly due to lower amortization, depreciation and accruals for 18 million euro

Targets

In electricity, the cash cost per customer target of 122 euro is expected to be achieved in 2005, a year ahead of schedule. The new targets are 118 euro in 2006, 115 euro in 2007 and 110 euro in 2009. Achievement of these new targets should produce by 2009 savings of 1.5 billion euro compared to 2002. Enel has the target to bear the lowest per customer cost of all European utilities by 2007.

In gas distribution and sales, by the end of 2009, Enel’s goal is to acquire 3.9 million customers and to sell 7.1 billion cubic metres of gas. This would increase Enel Gas’ market share from its current level of 11% to 20%, confirming the company’s solid hold on second place in the Italian market.

*****

Terna Division

Operating performance

In 2004 Terna posted revenues of 904 million euro, a 3.4% growth compared to 874 million euro in 2003.

Ebitda reached 601 million euro, with an increase of 1.9% compared to 590 million euro in 2003.

Ebit was 442 million euro, grew by 8.3% compared to 408 million euro recorded in 2003.

*****

Telecommunications Division

Results (million euro):

	2004	2003	Change
Revenues	4,714	4,383	+7.6%
EBITDA	1,554	1,010	+53.9%
EBIT	(456)	(840)	+45.7%
Capital expenditure	867	854	+1.5%

Operating performance

Wind’s revenues and Ebitda grew beyond expectations. Positive operating results are determined by the combination of the average revenue per user (ARPU) in mobile telephony and the increase in operating efficiency. Only 6 years after its creation, Wind is today a significant operator in the telecommunications sector. In Italy it ranks third on the mobile market, second as a fixed-line operator and it is the leading domestic Internet provider. From 2002 to 2004 Ebitda grew by 59% on a compound annual basis, revenues from mobile telephony grew by 18% and operating costs represent less than 26% of revenues compared to a previous 31%.

In 2004, Wind posted revenues of 4,714 million euro, up 331 million euro compared to 4,383 million euro in 2003, a 7.6% increase. Revenues from mobile telephony, excluding revenues from services provided to Enel, recorded an increase of 242 million euro (+11.1%). Revenues from fixed-line telephony and internet services on the domestic market were down 75 million euro (-4.8%) while revenues from the Greek operations (Tellas) were up 66 million euro. In

2004 revenues included 194 million euro as turnover contribution under provisions for previous years and abolished by the ruling of the European Court of Justice.

Ebitda stood at 1,554 million euro, up 544 million euro (+53.9%) with respect to 2003. This increase is due to both a growth in revenues and a reduction in operating costs (-6.3%) for restructuring and reorganization activities started at the end of 2003.

Operating income before amortisation of goodwill grew by 439 million euro and recorded in 2004 a positive result of 99 million euro from a negative figure of 340 million euro posted in 2003.

Ebit, affected by goodwill amortisation for 555 million euro, recorded a 384 million euro increase with respect to 2003. In 2004 this figure was a negative 456 million euro (+45.7%) compared to a negative value of 840 million euro posted in the previous year.

At the end of 2004 with about 12.1 million of SIM cards in the mobile telephony market, Wind reached a market share of 19% (17.3% as of the end of 2003). Voice traffic totalled around 14 billion minutes, a 46% increase with respect to 2003.

As of the end of December 2004 Wind active fixed-line customers were 2.4 million totalling voice traffic of about 14 billion minutes in the year. In fixed-line telephony since its launch in February 2003, the Greek subsidiary Tellas registered a significant commercial performance with 696,000 customers in 2004. In Internet access Wind stood among the main providers, with 17.1 million registered customers (15.2 million in 2003) of which approximately 2.8 million are active customers. In Internet broadband services Wind significantly increased its customer base, reaching about 341,000 units compared to 141,000 at the end of 2003.

*****

Services and other activities Division

Results (million euro ):

	2004	2003	Change
Revenues	1,799	2,742	-34.4%
EBITDA	298	481	-38.0%
EBIT	130	213	-39.0%
Capital expenditure	112	127	-11.8%

The Services and Other Activities area provides competitive services to Enel’s other divisions while optimising its own activities in the external market. In October 2004, as part of the process of focusing on Enel’s core energy business, approval was given to centralise service activities and staff functions in a single Group company. This was carried out by merging Enel Facility Management (real estate services) and Enel.it (IT services) into Ape (human resource administration) with effect from January 1, 2005. As part of Enel’s gradual exit from the water sector, on December 22, 2004 the Parent company and Compagnie Generale des Eaux signed an agreement for the sale of Enel’s entire stake in Enel.Hydro.

Consolidated Income Statement

	(%)		(%)		(%)
In millions of euro	2004		2003		2004-2003
Revenues:
- Electricity sales and Electricity Equalization Fund contributions	25,181	69.0	20,013	63.9	5,168	25.8
- Telecommunication services	4,168	11.4	3,959	12.6	209	5.3
- Gas sold to end-users	1,374	3.8	1,254	4.0	120	9.6
- Other services, sales and revenues	5,766	15.8	6,091	19.5	(325)	-5.3
Total revenues	36,489	100.0	31,317	100.0	5,172	16.5

Operating costs:
- Personnel	3,315	9.1	3,440	11.0	(125)	-3.6
- Fuel consumed for thermal generation	3,598	9.8	4,101	13.1	(503)	-12.3
- Electricity purchased	10,465	28.7	4,620	14.7	5,845	126.5
- Interconnection and roaming	1,346	3.7	1,381	4.4	(35)	-2.5
- Services, leases and rentals	3,990	10.9	3,843	12.3	147	3.8
- Fuel for trading and gas for resale to end-users	1,817	5.0	2,378	7.6	(561)	-23.6
- Materials	1,255	3.4	1,733	5.5	(478)	-27.6
- Other costs	716	2.0	924	3.0	(208)	-22.5
- Capitalized expenses	(1,023)	-2.8	(944)	-3.0	(79)	-8.4
Total operating costs	25,479	69.8	21,476	68.6	4,003	18.6

GROSS OPERATING MARGIN	11,010	30.2	9,841	31.4	1,169	11.9

Depreciation, amortization and accruals:
- Depreciation and amortization	4,173	11.5	4,516	14.4	(343)	-7.6
- Accruals and write-downs	512	1.4	593	1.9	(81)	-13.7
Total depreciation, amortization and accruals	4,685	12.9	5,109	16.3	(424)	-8.3

OPERATING INCOME	6,325	17.3	4,732	15.1	1,593	33.7

- Net financial income (expense)	(1,103)	-3.0	(1,130)	-3.6	27	2.4
- Equity income (expense)	(39)	-0.1	(73)	-0.2	34	46.6

INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	5,183	14.2	3,529	11.3	1,654	46.9

- Extraordinary items	298	0.8	(136)	-0.5	434	—

INCOME BEFORE TAXES	5,481	15.0	3,393	10.8	2,088	61.5

- Income taxes	1,936	5.3	966	3.1	970	100.4

INCOME BEFORE MINORITY INTERESTS	3,545	9.7	2,427	7.7	1,118	46.1

- Minority interests	(126)	-0.3	82	0.3	(208)	—

GROUP NET INCOME	3,419	9.4	2,509	8.0	910	36.3

Enel Group — Statement of Cash Flows

In millions of euro	2004	2003	2004-2003
CASH FLOW FROM OPERATIONS
Net income (including minority interests)	3,545	2,427	1,118
Depreciation and amortization	4,173	4,516	(343)
Write-down of fixed assets	126	308	(182)
Net change in provisions (including termination indemnities)	(103)	167	(270)
Capital gain/losses and extraordinary items	(873)	(528)	(345)
Financial income	(370)	(425)	55
Financial expense	1,473	1,555	(82)
Income taxes	1,936	966	970
Cash generated by operations before changes in net current assets	9,907	8,986	921

(Increase)/Decrease:
Inventories	(39)	(1,028)	989
Receivables	(1,091)	378	(1,469)
Net position with Electricity Equalization Fund	(1,241)	24	(1,265)
Accruals and prepayments	96	(19)	115
Payables	541	275	266
Cash generated by operations	8,173	8,616	(443)

Interest and other financial income received	359	425	(66)
Interest and other financial expense paid	(1,445)	(1,511)	66
Income taxes paid	(1,695)	(357)	(1,338)
Cash generated by current operating activities	5,392	7,173	(1,781)

CASH FLOW FROM INVESTMENTS
Investments in intangible assets	(316)	(346)	30
Investments in tangible assets	(3,518)	(3,623)	105
Investments in consolidated subsidiaries (net of cash owned by acquired companies)	(135)	(1,601)	1,466
Investments in unconsolidated subsidiaries and associates	(57)	(37)	(20)
Disposal of consolidated subsidiaries and business units	1,950	654	1,296
Disposal of tangible and financial assets	108	230	(122)
Other changes in fixed assets	70	28	42
Cash generated by (employed in) investing activities	(1,898)	(4,695)	2,797

CASH FLOW FROM FINANCING ACTIVITIES
Change in financial debt	1,002	13	989
Dividends and interim dividend paid	(4,256)	(2,183)	(2,073)
Increase in capital stock and reserves due to exercise of stock options	241	—	241
Capital increases contributed by third parties	10	109	(99)

Cash employed in financing activities	(3,003)	(2,061)	(942)

Payment of tax on freeing-up of reserves, revaluation of assets and tax amnesty charges	(579)	(365)	(214)

CASH FLOW GENERATED (EMPLOYED) IN THE YEAR	(88)	52	(140)

BEGINNING CASH BALANCE	452	400	52

ENDING CASH BALANCE	364	452	(88)

Consolidated Balance Sheet

In millions of euro	at Dec. 31, 2004	at Dec. 31, 2003	2004-2003
Net fixed assets:
- Tangible and intangible	49,109	50,731	(1,622)
- Financial	447	531	(84)
Total	49,556	51,262	(1,706)

Net current assets:
- Trade receivables	7,818	6,991	827
- Inventories	4,214	4,211	3
- Other assets and net receivables from Electricity Equalization Fund	2,285	986	1,299
- Net tax receivables (payables)	532	(780)	1,312
- Trade payables	(6,718)	(5,835)	(883)
- Other liabilities	(7,609)	(7,627)	18
Total	522	(2,054)	2,576

Gross capital employed	50,078	49,208	870

Provisions:
- Employee termination indemnity	(1,095)	(1,298)	203
- Retirement benefits	(471)	(462)	(9)
- Net deferred taxes	(947)	(476)	(471)
- Other provisions	(1,578)	(1,483)	(95)
Total	(4,091)	(3,719)	(372)

Net capital employed	45,987	45,489	498

Group Shareholders’ Equity	20,560	21,124	(564)
Minority interests	1,131	191	940
Total Shareholders’ Equity	21,691	21,315	376

Net financial debt	24,296	24,174	122

TOTAL	45,987	45,489	498

Enel S.p.A. — Income Statement

In Millions of euro	2004		2003	2004-2003
Revenues:
- Sales of Electricity:	767		865	(98)
- to third parties (Single Buyer)	596		—	596
- to Group companies	171		865	(694)
- Other revenues from Group companies	253		236	17
- Other revenues	594		42	552
Total revenues	1,614		1,143	471

Operating costs:
- Personnel	86		65	21
- Electricity purchased	577		608	(31)
- Services, leases and rentals	179		141	38
- Other costs	45		69	(24)
Total operating costs	887		883	4

GROSS OPERATING MARGIN	727		260	467

Depreciation, amortization and accruals	76		33	43

OPERATING INCOME	651		227	424

- Equity income (expense)	53		441	(388)
- Net financial income (expense)	(262)		(225)	(37)

- Extraordinary items	7,696	(1)	432	7,264

INCOME BEFORE TAXES	8,138		875	7,263

Income taxes	153		268	(115)

NET INCOME	7,985	(1)	607	7,378

(1)	Extraordinary items and Net income include euro 2,241 million related to the effects of the reversal of tax-related entries connected primarily to the write-down of equity investments, in application of new company and tax regulations.

Enel S.p.A. — Statement of Cash Flows

In Millions of euro	2004	2003	2004-2003
CASH FLOW FROM OPERATIONS
Net income	7,985	607	7,378
Depreciation and amortization	5	4	1
Write-downs of equity investments	1,830	1,290	540
Net capital gains on the sale of equity investments	(5,494)	(448)	(5,046)
Net change in provisions (including termination indemnities)	109	(18)	127
Effects of reversal of tax-related entries	(2,241)	—	(2,241)

Cash generated by operations before changes in net current assets	2,194	1,435	759

(Increase)/Decrease:
Net receivables from subsidiaries	508	(142)	650
Net tax receivables	(79)	299	(378)
Other assets and liabilities	(413)	(220)	(193)
Cash generated by current operating activities	2,210	1,372	838

CASH FLOW FROM INVESTMENTS
(Investments) / Sale of equity investments	7,430	(373)	7,803
Change of other assets	(8)	4	(12)
Cash generated by (employed in) investing activities	7,422	(369)	7,791

CASH FLOW FROM FINANCING ACTIVITIES
Change in net financial debt with third parties:
- medium and long-term	(210)	403	(613)
- short-term	(433)	(2,603)	2,170
Change in net financial debt with Group companies	(5,134)	3,456	(8,590)
Dividend paid and interim dividend paid	(4,209)	(2,183)	(2,026)
Increases in capital stock and reserves due to exercise of stock options	241	—	241
Cash employed in financing activities	(9,745)	(927)	(8,818)

CASH FLOW GENERATED (EMPLOYED) IN THE YEAR	(113)	76	(189)
BEGINNING CASH BALANCE	133	57	76

ENDING CASH BALANCE	20	133	(113)

Enel S.p.A. — Balance Sheet

			Change
			Effects of
In Millions of euro	at Dec. 31, 2004	at Dec. 31, 2003	tax-related entries	Current
Net fixed assets:
- Tangible and intangible	33	22	3	8
- Financial	16,650	17,778	2,643	(3,771)
Total	16,683	17,800	2,646	(3,763)

Net current assets:
- Trade receivables	158	6	—	152
- Other assets and net receivables from Electricity Equalization Fund	1,435	1,085	—	350
- Net receivables from subsidiaries and associates	(91)	417	—	(508)
- Net tax receivables	407	328	—	79
- Trade payables	(327)	(290)	—	(37)
- Other liabilities	(327)	(275)	—	(52)
Total	1,255	1,271	—	(16)

Gross capital employed	17,938	19,071	2,646	(3,779)

Provisions	(642)	(128)	(405)	(109)

Net capital employed	17,296	18,943	2,241	(3,888)

Shareholders’ Equity	16,014	11,997	2,241	1,776
Net financial debt	1,282	6,946	—	(5,664)

Total	17,296	18,943	2,241	(3,888)

Press Release

This announcement (and the information contained herein) is not for publication or distribution in the
United States of America, Australia, Canada or Japan

ENEL COMPLETES SALE OF 13.86% OF TERNA SUBSIDIARY THROUGH ACCELERATED BOOKBUILDING PROCEDURE FOR ITALIAN AND INTERNATIONAL INSTITUTIONAL INVESTORS

Sold 277,162,000 Terna shares, equal to 13.86% of the share capital, for a total consideration of 568 million euro

Rome, March 31, 2005 — Enel S.p.A. (Enel) announces that it has completed the sale, launched late yesterday afternoon, of 277,162,000 shares, equal to 13.86% of share capital, of its subsidiary Terna S.p.A. (Terna) through an accelerated bookbuilding procedure. The proceeds of the sale totalled 568 million euro, generating a consolidated capital gain of 314 million euro for Enel.

On the basis of the consolidated figures approved by its Board of Directors on February 15, 2005, in 2004 Terna posted revenues of 1,023 million euro, EBITDA of 683 million euro, EBIT of 512 million euro and net income of 236 million euro.

The transaction, which was structured as a competitive bid procedure with the participation of Italian and international institutional investors, was highly successful, with a final allotment price of 2.05 euro per share, in line with Terna’s current market price. The transaction will be settled through delivery of shares and payment of consideration on April 5, 2005.

The transaction was part of Enel’s announced strategy to progressively reduce its stake in Terna. Law 290/2003 (reaffirmed by the Prime Minister’s Order of May 11, 2004) requires Enel to reduce its holding in Terna to no more than 20% by July 1, 2007. Terna’s bylaws, which were recently amended in compliance with the Prime Minister’s Order, limit the voting rights of electricity companies (including Enel) in the appointment of Directors to 5%. This restriction will only come into effect once the operations of Gestore della Rete di Trasmissione Nazionale S.p.A. are transferred to Terna.

Following the offering and the announced disposal of up to 30% of Terna to Cassa Depositi e Prestiti, Enel’s investment in Terna will decrease to just over 6.1%. The stake will decrease even further (to approximately 5%) following the vesting – expected for December 2005 – of bonus share rights acquired by subscribers of Terna’s IPO in June 2004.

Mediobanca and Goldman Sachs International, who also acted as global coordinators for Terna’s IPO and are currently acting as financial advisors to Enel in the disposal of up to 30% of Terna to Cassa Depositi e Prestiti, acted as bookrunners for the placement. Cazenove acted as co-lead manager.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The ordinary shares of Terna have not been, and will not be, registered under the Securities Act, and may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offering of Terna’s shares in the United States or in any other jurisdiction.

2004 Results Rome, March 31 2005

Agenda 2004 Results Strategy and targets Dividends Questions & Answers

Highlights of the year 2004 Revenues at € 36.5 bn EBITDA at € 11.0 bn Net Ordinary Income(1) at € 1.8 bn Group Net Income at € 3.4 bn Net debt at € 24.3 bn Excellent performance on key indicators Net Income less non recurring items +16.5% +11.9% +67.8% +36.3% In line 2004/2003 Results

Revenues (Euro mn) 2003 2004 Elettricita 20013 25181 Altro elettr 3000 4900 8000 8000 3000 3120 12000 12000 Reti di Trasmissione 2827 3123 Wind 3959 4362 Altro 3923 2408 2003 2004 31,317 Telecom Gas Other Terna -38.6% +16.5% 36,489 3,923 20,013 25,181 2,408 3,959 4,362 927 1,023 1,254 1,374 Electricity Total Energy 22,508 28,696 +10.2% +10.4% +9.6% +25.8% 1,241 2,141 Other electricity Total Electricity 21,254 27,322

EBITDA 2003 Business improvement 2004 Regulatory items +11.9% 9,841 11,010 Regulatory items +6.6% Regulatory items

EBITDA by division net of regulatory items Generation & Energy Mgmt Network & Sales TLC Terna 2004 2003 Services and Holding(1) 9,329 9,942 Generation & Energy Mgmt Network & Sales TLC Services and Holding(1) (1) Net of intercompany Terna +613mn

Net Debt Evolution (Euro mn) -24,174 -24,296 -6,721 -6,743 ENEL Wind ENEL Wind -17,431 -17,575 Net Operating Cash Flow: +4,339 Up 122 mn Capex Extraordinary Activities December 31, 2004 December 31st, 2003 Dividends, Interests and Taxes Cash Flow from operations +8,173 -3,834 +2,576 -7,037

IAS impact IAS Pro-forma 2004 Income Statement (Euro mn) Shareholders' equity as of December 31, 2004 (Euro mn) Positive impact on net income generated by IFRS Group Net Income (Italian GAAP) Cancellation of goodwill amortization Other adjustments Group Net Income (IFRS) Est 0 3419 3919 0 Ovest 3419 650 150 3919 Nord Italian GAAP Personnel Assets Other adjustments 2004 P&L adjustment IFRS Est 0 20491 19391 19391 19891 0 Ovest 21691 1200 1100 500 500 20391 Nord Cancellation of goodwill amortization Other adjustments Group Net Income (Italian GAAP) Group Net Income (IFRS) Personnel Assets Other adjustments Equity (Italian GAAP) Equity (IFRS) 2004 P&L Adjustment (1)

Agenda 2004 Results Strategy and targets Dividends Questions & Answers

September 2002 strategy: delivered 30 businesses reduced to 2 business units + Wind and Terna Increased Generation EBITDA (24% CAGR 2002-2004) 17% reduction of cash cost per customer in electricity distribution since 2002 (€1.2 bn cumulative cash savings(1)) More than €1.1 bn invested in renewables in 2003-04 1.4 mn customers acquired in gas in Italy since 2002 Net ordinary income tripled since 2002 Delivered attractive dividend flow (€1.05/share paid since 2002) Maintained a "strong A" rating Focused and solid, ready to move forward Focus on Energy Profitable Growth A Safe Haven (1) Based on 30 million customers, 14€ reduction 2003 vs 2002, 25€ 2004 vs 2002

Evolving our strategy 2002 2003 2004 2005 2006 2007 2008 2009 Focus Efficiency Growth Terna Wind Organic Growth Selective International Expansion Cash generation continues to be our priority

Focus: Terna and Wind Terna Agreed to sell 30% to CDP 14% sold to the market ~1% retained to serve bonus shares of first tranche Long term stake matching voting rights (5%) Wind 2004 results and outlook supporting IPO Currently evaluating two firm expressions of interest Deconsolidated at the latest by 2007

Efficiency: Generation Based on 2004 fuel prices Gas CCGT Renewables Oil and Gas ST/OCGT Coal Production Fuel Mix New Entrant CCGT=100 (~36(1) €/ MWh) 2002 2004 Target +13% ~-1% -30% Average fuel cost/ MWh (%vs new entrant) On track to be the most efficient electricity producer in Italy 2003 +12% 24% 23% 27% 22% 22% 25% ~50% 9% 18% 19% ~20% 37% <1% ~30% 29% 45% 2002 2003 2004 Target

8760 Hours 0 Import Increase TorreNord GW Porto Tolle IMPORT+ Baseload Renewables + CIP6 Coal CCGT Peak Hydro Oil & Gas Cogeneration 2009 Market demand (estimate) baseload Coal sustaining long term profitability +5 GW Coal Efficiency: Conversion to coal

Efficiency: Electricity Distribution & Sales One year ahead on cash cost per customer targets Cash Cost € / Customer Old targets New targets 150 127 122 150 125 118 2002 2004 2005 2006 2007 89 36 OPEX CAPEX 83 32 129 2009 110 2003 136 115 2008 80 30 51 99

Growth: Renewables Investments (bn€) 1.7 0.6 2003-2004 2005-2009 0.6 Safe and high return investment 0,5(1) 1.1 1.1 Italy Abroad (1) Including Enterprise Value of international acquisitions Italy Wind: ~150 MW Geo: ~50 MW Hydro: ~50 MW '09-05 plan Additional capacity Interna- tional Spain: Enel-Union Fenosa Renewables (EUFR) ~500 MW Americas: US, El Salvador and Guatemala ~70 MW >20% IRR ~10%

Growth: Gas Sales Volumes (bcm) Residential customers (mn) 3.9 2002 5.2 2004 5.7 2006 new Residential Business 2009 70% 30% 7.1 1.7 1.9 2.5 2002 2004 2006 new 2009 3.9 Double market share by 2009 Acquisitions +0,5 mn customers(1) Renew and expand concessions +0,5 mn customers(1) Aggressive customers growth +1,0 mn customers(1) (1) 2009 vs 2004 Growth Strategy Drivers Significant purchasing power Dual Fuel Offer Strong brand and unique marketing strategy

Growth: Slovenske Elektrarne Integrate and extract value from Slovenske Elektrarne Competitive and efficient installed capacity (6.9 GW) 83% market share in Slovakia IRR >10% EPS accretive pre-goodwill from year one Financials Assets Interconnected with Central Europe Bohunice Mochovce Novaky Vojany Slovakia Czech Republic Poland Hungary Ukraine Austria

New financial targets Cumulative CAPEX '05-'09 <20 bn € Credit Rating Strong A (1): Pre dividend, including Terna deconsolidation and excluding Slovenske financing (€2 bn) (2) ROACE= EBIT/ Average Net Capital Employed All figures excludes Slovenske and Terna (deconsolidated by 2nd half of 2005) ROACE(2) ('05,'06) >11% Free cash flow '05-'09(1) >20 bn €

Agenda 2004 Results Strategy and targets Dividends Questions & Answers

Focus on cash and dividends Income and dividends 2004 dividend of 36 c€ (paid in June 2005), includes all payments for stranded costs (11c€) and New Real (2c€) Additional 16-18 c€ per share Terna dividend to be paid in 2005 Dividend on 2005 results (paid in 2006) in excess of 36 c€ per share Future dividends supported by ordinary income 30c 18c >36c 2002 10c >53% CAGR '02-'05 2003 2004 2005 Net ordinary Income per share Dividends

Agenda 2004 Results Strategy and targets Dividends Questions & Answers

Appendix

Financials

Income statement (Euro Mn)

Net Income less non recurring items From EBIT to EPS (Euro mn)

(1) Excluding debt to Treasury for UMTS license Balance Sheet (Euro mn)

2003 2004 GEM 2457 2698 MIR 2329 2885 Terna 430 509 S&H 356 689 Wind -840 -456 2003 2004 4,732 6,325 Telecom Generation & Energy Mgmt Other(1) (1) Net of intercompany Terna EBIT by business area (Euro mn) Network & Sales

Generation & Energy Management (Euro mn)

Including Euro 7mn inter-company elisions Including sales on the free market Network & Sales (Euro mn)

Power Gas Operational data

Terna (Euro mn)

Wind Key Performance Indicators Of which 424,000 physically connected (330,000 in 2003) Including Tellas (-25mn Euro in 2003; +2mn Euro in 2004) Excluding goodwill amortization Excluding debt to Treasury for UMTS license Excluding goodwill

Services & Holding (Euro mn)

Average debt maturity: 6 years 4 months Average cost of debt: 4.4% (Fixed+Hedged)/Total Long Term Debt = 58% (Fixed+Hedged)/Total Net Debt = 53% S&P's: A+/A-1 stable Moody's: A1/P-1 stable (Euro Mn) Debt structure (1) Including current maturities of long term debt (2) Including factoring receivables

Consolidated Financial Highlights Quarterly Analysis - Income Statement (Euro Mn)

2003 2004 GEM 853 857 MIR 1764 1711 Terna 371 277 Telecom 854 867 Altro 127 122 2003 2004 3,969 3,834 Networks & Sales Telecom Services & Holding Generation & Energy Mgmt Terna -135 Capex (Euro mn) -3.9% -3.0% -25.3% +0.5% +1.5% -3.4%

Market & Regulation

2005-2009 Plan key assumptions 2001 2002 2003 2004 2009 new 304.832 310.726 320.658 321.974 362 New Entrant CCGT: +8.7 GW ('05-'09) Import: +2.2 GW ('05-'09) Peak Demand: +2.6% CAGR ('04- '09) Electricity demand (TWh) CAGR +2.4%

2005-2009 Fuel price scenario 65 $/ton 49 $/ton 46 $/bl 32 $/bl Long Term (2009) Brent Coal* Long Term (2009) Feb '05 2004 72 $/ton 38 $/bl 2004 * CIF ARA (Rotterdam) Feb '05

Generation & Energy Management Regulatory Outlook 2004-2005 2006-2009 Stranded cost recovery approved, Pool fully operating: demand side actively participating from 1st January 2005 Single Buyer in full operation CO2 NAP for Trial Period yet to be approved Draft NAP allowances consistent with our Business Plan assumptions Capacity Payment mechanism based on competitive market likely to be introduced

ETS: National Allocation Plan* 2nd draft issued in July 2004; allocations by plant defined in February 2005 ~255 mn ton/y allocated , of which ~138 mn ton/y to the electricity sector Allowances based on fuel differentiation EU approval expected in May/June '05 * The National Allocation Plan (NAP) sets CO2 emission amounts (allowances) for sectors and operators within the Emission Trading Scheme; the current proposal is based on benchmarks differentiated by technology and applied to production forecasts with adjustment mechanism 55 45 45 mn ton/year 2005 2006 2007 Enel allowances according to NAP as of Feb. '05 Consistent with our Business Plan assumptions

Targets

Generation and Energy Management O&M/MW Thermal O&M/MW Large Hydro 2002 Actual 2006 New 13.9 kEuro 2004 Actual 10.7 13.1 kEuro 11.4 2007 10.2 11.4 2002 Actual 2006 New 2004 Actual 2007 11.4 11.6

Distribution and Sales Gas 2002 Actual € 115m 2003 Actual € 203 m Quality Bonus 105 Distribution Cash Cost € / Customer(3) 97 91 98(1) 2002 Actual 2006 New 2004 Actual 2007 (1) Including mandatory investments on new acquired assets (2) Including Sales (3) Excluding Sales, Distribution only Electricity

Wind performance 2002-04 OPEX/ Revenues (%) EBITDA (€ bn) Mobile Turnover(1) (€ mn) Old targets >40% CAGR '02-'05 15% CAGR '02-'05 22% '05 2004 2002 614 1.358 1.552 194 59% CAGR 2004 2002 1,853 2,594 18% CAGR 2004 2002 31% 25.6% Ahead on target Planned savings fully achieved (1) Excluding Handsets Revenues CAGR 59% vs. 2002 (49% excl. Turnover Contribution) 21,9% Non commer- cial Opex

Summary of Targets Generation and Energy Management Distribution and Sales Brent at 23 $/bbl "one off" mandatory investments on newly acquired assets included Targets include impact of all efficiency programs 2002 Actual 2004 Actual 2006 old 2006 new Fuel Cost Index (1) % 100 87 86 86 O&M / MW Thermal k€ 13.9 11.4 10.8 10.7 O&M / MW Large Hydro k€ 13.1 11.6 11.5 11.4 Cash cost - Electricity € 150 125 122 118 Cash cost - Gas € 105 97 92 982 **Target will be updated in a dedicated Terna session €~800 mn € 1.2(3) bn € 1.1 bn Other Opex/MWh - Terna € 0.95 0.84 ** ** Opex Revenues - Wind % 31 25.6 21 21 Total Opex Reduction

Past Financial targets (ITA-GAAP) '02- '05 EBITDA CAGR(1) '03- '07 free cashflow '03 - '07 CAPEX '06 vs.'02 OPEX reduction Target Delivered as of 2004 8% € 16bn € 20.9 bn €1.1 bn 14% € 6.6bn € 7.8bn €0.8 bn (1) Excluding Terna and stranded cost

International assets Enel Latin America More than 200 MW hydro, geo and wind in central America and Chile El Salvador [Geo]: 12,5% (growing) participation in LAGEO ES PT FR CH IT AT DE NL BE CK SK HU PL DK NO SE FI RO BG GR TR RU UK SI MO UA BY LT LV EE AL(1) MK YU BA HR Enel North America 410 MW Hydro, wind and other renewable in US (and Canada) Spain Russia Slovakia Romania Bulgaria

Slovenské Elektrárne

Thermal capacity



1,760 MW
522 MW
270 MW dal 2007
880 MW
1,320 MW
Headquarters SE, a.s.
Nuclear Power Plant
Fossil Power Plant
Hydro Power Plant
Decommissioning of Nuclear Installations

Novaky A (ENO)
32+28+22 MW, lignite/cogen

Novaky B 1&2 (ENO)
2 x 110 MW, lignite

Novaky B 3&4 (ENO)
2 x 110 MW, lignite

Bohunice 3&4 (EBO V2)
2 x 440 MW, nuclear
VVER technology second generation

Vojany 1 B1-6 (EVO)
6 x 110 MW, coal
Start-up: 1965-1967

Vojany 2 B1-6 (EVO)
6 x 110 MW, gas

Bohunice 1&2 (EBO V1)
2 x 440 MW, nuclear
VVER technology first generation
OFFTAKE

Mochovce 1&2 (EMO 1&2)
2 x 440 MW, nuclear
VVER technology second generation

Mochovce 3&4 (EMO 3&4)
2 x 440 MW, nuclear
VVER technology
50% built

Nuclear	1,760 MW
Lignite	440 MW
Cogen	82 MW
Coal	660 MW
Gas	660 MW
Total	3,602 MW

50

Enel
ENERGY IN TUNE WITH YOU

Slovenske Elektrarne Hydroelectric plants >20 MW Danubio 4 plants 746 MW (720+24+1+1) MW River flow LEASING Cierny Vah 735 MW Pump storage Ru^in 60 MW Mixed Pump Storage Liptovska Mara 198 MW Mixed Pump Storage Orava 22 MW Seasonal Basin Dobsina 24 MW Mixed Pump Storage Kralova 45 MW Basin Kreplany 25 MW Basin Sucany 38 MW River flow Lipovec 38 MW River flow Hricov 32 MW Basin Miksova 94 MW River flow Povaszka 55 MW River flow Nosice 68 MW Basin 4 plants 66 MW River flow Kostolna 25 MW Basin Madunice 43 MW Basin Nove Mesto, Horna Streda 2 x 25 MW River flow River flow 357 MW Basin 176 MW Basin 104 MW Pump storage 735 MW Pump mixed 281 MW Total 1,653 MW

THESE SLIDES HAVE BEEN PREPARED BY THE COMPANY SOLELY FOR THE USE AT THE ANALYST PRESENTATION IN ROME. THE INFORMATION CONTAINED HEREIN HAS NOT BEEN INDEPENDENTLY VERIFIED. NONE OF THE COMPANY OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER IN NEGLIGENCE OR OTHERWISE FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THESE SLIDES OR THEIR CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THESE SLIDES OR ANY MATERIAL DISCUSSED DURING THE ANALYST PRESENTATION. THIS DOCUMENT IS BEING FURNISHED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE REPRODUCED OR REDISTRIBUTED TO ANY OTHER PERSON. THE INFORMATION CONTAINED HEREIN AND OTHER MATERIAL DISCUSSED DURING THE ANALYST PRESENTATION MAY INCLUDE FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS , INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS. THESE STATEMENTS ARE BASED ON CURRENT PLANS, ESTIMATES, PROJECTIONS AND PROJECTS, AND THEREFORE YOU SHOULD NOT PLACE UNDUE RELIANCE ON THEM. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: THE DEVELOPMENT OF ENEL'S TELECOM BUSINESS, TRENDS IN ITS CORE ENERGY BUSINESS, ITS ABILITY TO IMPLEMENT COST-CUTTING PLANS, CHANGES IN THE REGULATORY ENVIRONMENT AND FUTURE CAPITAL EXPENDITURES. DISCLAIMER

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: March 31, 2005